Exhibit 99.1

Galaxy Payroll Group Limited Granted Additional 180-Day Compliance Period by

Nasdaq to Regain Minimum Bid Price Requirement

HONG KONG – September 17, 2025 – Galaxy Payroll Group Limited (Nasdaq: GLXG) (“Galaxy” or the “Company”), a leading global payroll provider, today announced that it has received a notification letter dated September 16, 2025, from the Nasdaq Listing Qualifications staff. The letter confirms that the Company has been granted an additional 180-day compliance period, until March 16, 2026, to regain compliance with the minimum bid price requirement.

The Company had previously received a notice from Nasdaq on March 17, 2025, indicating that the closing bid price of its ordinary shares had been below $1.00 per share for 30 consecutive business days, which did not meet the requirements of Nasdaq Listing Rule 5550(a)(2). Under the rules, the Company was afforded an initial 180-day grace period, which expired on September 15, 2025.

Nasdaq’s decision to grant the additional 180-day compliance period is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. Furthermore, the Company has provided written notice to Nasdaq of its intention to cure the deficiency during the second compliance period by potentially implementing a reverse stock split.

According to Nasdaq’s notification, if the closing bid price of the Company’s ordinary shares reaches $1.00 per share or more for a minimum of 10 consecutive business days at any time on or before March 16, 2026, Nasdaq will provide written confirmation of compliance, and the matter will be closed.

Mr. Wai Hong Lao, Chief Executive Officer of the Company, stated, “We appreciate Nasdaq granting us this additional time to resolve the bid price compliance matter. This acknowledges that we currently meet other key listing requirements apart from the bid price. We remain committed to enhancing shareholder value and executing our business strategy.”

About Galaxy Payroll Group Limited

Galaxy Payroll Group Limited is a leading payroll outsourcing service provider based in Hong Kong. The company specializes in delivering HR and payroll solutions to multinational companies across various industries. With a focus on innovation and client satisfaction, GLXG operates in Hong Kong, Taiwan, Macau, and the PRC, offering payroll outsourcing, employment services, and consultancy to businesses of all sizes.

For more information, please visit Galaxy Payroll Group’s website: www.galaxyapac.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

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Karen Deng

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